

October 18, 2012

Via E-mail
Daniel Brauser
Chief Executive Officer
usell.com, Inc.
245 North Ocean Blvd., Suite 306
Deerfield Beach, Florida 33441

> **Re:** **usell.com, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 21, 2012**
> **File No. 333-184007**

Dear Mr. Brauser:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note numerous blank spaces throughout the Prospectus. Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary Prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary Prospectuses.

2. Because this is a best efforts, no minimum offering, please revise the Prospectus cover page, Use of Proceeds, Capitalization, Dilution and Management's Discussion and Analysis sections to reflect the sale of varying amounts of the total amount being offered. For instance, revise to disclose the impact of selling 25%, 50%, 75%, and 100% of the shares of common stock being offered.

Risk Factors, page 5

3.   Please add a risk factor addressing the successfulness of your offering if your fixed
        offering price is higher than the trading price of your common stock.

If we need additional capital to fund our growing operations…, page 5

4.   We note your statement that cash on hand and cash flow from operations plus the
        proceeds of this offering are sufficient for your cash needs for the next 12 months.
        Assuming you raise no proceeds from this offering, please revise to state your cash needs
        for the next 12 months and approximate monthly cash burn rate. Further, assuming you
        raise no proceeds from this offering, revise to state whether your cash on hand and cash
        flow from operations are sufficient for the next 12 months. Please also revise your
        MD&A accordingly.

If we do not have sufficient capital to market our service…, page 7

5.   Please disclose the amount of money you intend to devote to marketing for the balance of
        this year and 2013. Revise the MD&A accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
19

6.   Although you offer a brief explanation elsewhere, in your Company Overview section
        please provide a detailed discussion of the changes in your business model since the
        company's inception and their underlying reasons. Also, provide a quantitative overview
        of how and why revenues and corresponding costs have plunged since your inception.

Results of Operations, page 20

7.   Please expand/revise your discussion under results of operations for all periods to provide
        a more robust explanation for the changes in line items within your statements of income.

        •   For example, for the period ending June 30, 2012, provide a more detailed
            discussion about what you mean when you state that revenue "demonstrates a
            strong correlation to our level of spending on advertising and marketing."
        •   For period ending June 30, 2012, describe how you earn revenues "by earning
            fees for providing [y]our partners with customers." Furthermore, you may
            consider quantifying by providing the number of referrals that were made during
            the period.
        •   For the year ending December 31, 2011, provide a more detailed discussion what
            you mean when you state that "[t]he nature of our direct response advertising and

> marketing campaigns generally yields a strong correlation between our level of spending on sales and marketing and our revenue across all of our service offerings."

- Furthermore, you may want to consider expanding disclosures on your business model and detail how you expect to generate revenue "by providing small consumer electronic customers to [y]our partners to comprise the majority of our revenue in 2012."

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

8.   We note on page F-6 that you stopped offering to purchase precious metals in the United Kingdom and European markets during the fourth quarter of 2010 and in Canada and in the United States in early 2011. We also note that by mid-2011, you further adapted your business strategy and stopped offering to purchase cellular phones directly although continued to service packs coming in from prior precious and cellular advertising campaigns. In view of the change in business model, please expand your discussion of the operating results for the year ended December 31, 2011 and the six months ended June 30, 2012 to quantify separately revenues generated from the sale of precious metals, cellular phones and from the fees generated from customer electronics referrals.

9.   We note the significant other expense for the six months ended June 30, 2012 resulting from the change in the market value of the derivative liability pertaining to your 2011 Series A preferred stock. Please expand your discussion to address the reasons behind this change in market value. Such discussion should clarify the reasons for management's decision to offer price protection and the impact on any future capital raising.

10.   We note from page 20 you recently changed from being a reseller of precious metals to starting up an online marketplace for consumers to resell their mobile phones and other small consumer electronics. Given your recent change and disclosure in the last paragraph on page 25, please provide a detailed plan of the material steps (such as advertising and marketing expenditures, spending on software, infrastructure, and website development, spending on employees and outside consultants etc.) you will take over the next 12 months to attain profitability, a break-even point, or stem current losses. Your plan should discuss future material actions and the costs and challenges with regard to achieving them. Refer also to prior comments 4 and 5. In addition disclose your sources of capital to meet your costs.

Liquidity and Capital Resources, page 24

11.   Please revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital. Simply identifying that

components of working capital changed does not provide a sufficient basis to analyze your cash flow from operating activities. Refer to the Interpretive Guidance in SEC Release 33-8350.

12. As you must provide disclosure regarding your historical financing arrangements and their importance to cash flows, please discuss and analyze the sale of convertible preferred stock during 2011 and 2012 and address the effects of dilutive issuances on the company's liquidity, capital resources and results of operations.

13. In order for readers to identify known material cash requirements, you should consider and disclose whether the following information would have a material impact on liquidity (discussion of immaterial matters, and especially generic disclosure or boilerplate, should be avoided):
   - funds necessary to maintain current operations, complete projects underway and achieve stated objective or plans,
   - commitments for capital or other expenditures,
   - the reasonably likely exposure to future cash requirements associated with known trends or uncertainties, and
   - an indication of the time periods in which resolution of the uncertainties is anticipated.

Market Opportunity, page 28

14. Please update this disclosure to reflect the effect the launch of the iPhone 5 has had on your operations.

Biographies, page 33

15. Explain what you mean by the statement that because Mr. Brauser was the "founder of our reverse logistics business, Mr. Brauser possesses a detailed understanding of the characteristics unique to our business model."

Consolidated Financial Statements, page F-1

Note 2 – Significant Accounting Policies, page F-6

Cash, page F-7

16. Please tell us and disclose whether your cash balance includes short-term, highly liquid investments that are (a) readily convertible to known amounts of cash and (b) so near maturity that they present little interest rate risk, defined as investments with original maturities of three months or less.

Revenue Recognition, page F-8

17.   In regards to Consumer Electronics Referrals, please explain and disclose, here and elsewhere, how you and your "partners" determine the fee for providing them with customers. Also, if the fee structure is different for each major customer, please explain each structure.

Note 6 – Stockholders' Equity (Deficit), page F-13

Convertible Series A Preferred Stock, page F-13

18.   We note that in December 2011 and in January 2012 you issued a total of 7,006,000 shares of 2011 Series A PS. We also note that as a result of the June 8, 2012 reverse split, 5,356,000 shares of your 2011 Series A PS were automatically converted into 26,780,000 shares of your common stock. As a result, it appears that as of June 30, 2012 you had a total of 1,650,000 shares of your Series A PS outstanding. Tell us what you mean by "we recorded a loss of $4,322,947 during the second quarter of 2012, representing the net change in the fair value of the derivative liability pertaining to the 2011 Series A PS from the date of conversion through June 30, 2012."   In this regard, please note that at the conversion date of a convertible instrument, the derivative liability that resulted from the bifurcation of the convertible feature no longer exists. Also, tell us whether the $4,322,947 loss relates to the change in the fair value of the 1,650,000 Series A PF shares that were not converted in connection with the reverse split. Tell us, and justify, the fair value of the common stock you used in your Black-Scholes option pricing model to calculate the $4,322,947 loss.

19.   Please refer to the bottom of page F-14 and tell us what you mean by "On June 8, 2012, our Reverse Split (as defined) became effective." If the Reverse Split took place, you should revise your financial statements included in the registration statement to give retroactively effect to the reverse split for all periods presented. Refer to SAB Topic 4 C.

Common Stock, page F-16

20.   We note that you issued fully vested shares of common stock to your Co- Chairman and contractors. We also note on page F-7 that recorded the fair value of the shares issued to the Co-Chairman and the contractor as a prepaid expense and are amortizing the expense over the expected remaining service term. Considering that the shares are fully vested, tell us how you considered ASC 505-50 and ASC 718 in your accounting.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joe Cascarano, Staff Accountant, at 202-551-3376 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director

cc: Via E-mail
Brian S. Bernstein, Esq.
Nason, Yeager, Gerson, White & Lioce, P.A.